AB
3/5



10029526

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48631

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2009___ AND ENDING___December 31, 2009___
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C&C Trading, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway, 20th Floor
(No. and Street)

New York   NY   10271
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Charlton III   212-433-5470
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP
(Name – *if individual, state last, first, middle name*)

60 E 42nd Street   New York   SEC Mail   10165
(Address)   (City)   Mail Processing (State)   (Zip Code)
                              Section

CHECK ONE:

    ☒ Certified Public Accountant   MAR 02 2010

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions. Washington, DC
                                                106

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __William Charlton III_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __C&C Trading,LLC_____ , as of __December 31_____, 20 __09____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

RONALD BERTRAND
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01BE6113887
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES AUG. 9, 2012

_____
Signature

_____
Managing Partner
Title

_____
Notary Public   2-26-10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).
X   (o) Independent Auditors' Report on Internal Accounting Control
X   (p) Note to Financial Statements



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members
C&C Trading, LLC

We have audited the accompanying statement of financial condition of C&C Trading, LLC (the Company) as of December 31, 2009, and the related statements of income and members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C&C Trading, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information shown on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, NY
February 22, 2010

The Lincoln Building, 60 East 42nd Street, New York, New York 10165   212.286.2600 tel   212.286.4080 fax   www.odmd.com

C&C Trading, LLC

Statement of Financial Condition

December 31, 2009

ASSETS

Cash and cash equivalents	$ 1,508,273
Investments, trading	443,942
Due from broker	20,338,052
Property and equipment, net of accumulated depreciation of $3,643	31,061
Other assets	10,000
	$ 22,331,328

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Securities sold, not yet purchased	$ 1,954,119
Guaranteed amounts and capital distributions payable to members	2,462,041
Accounts payable and accrued liabilities	302,097
Total Liabilities	4,718,257
Members' equity	17,613,071
	$ 22,331,328

See notes to financial statements

<p align="center">**C&C Trading, LLC**</p>

<p align="center">Statement of Income and Members' Equity</p>

<p align="center">Year Ended December 31, 2009</p>

INCOME

Securities trading	$ 12,914,908
Foreign currencies gain	208,440
Interest	544,622
Other	7,763
	13,675,733

EXPENSES

Clearing charges	3,895,957
Guaranteed payments to members	3,230,732
Data processing	1,019,216
Foreign taxes	564,152
Interest	543,690
Floor brokerage	275,888
Dividends	159,953
Rent	92,261
Professional fees	80,280
Salaries	55,493
Meals and entertainment	44,605
Dues and fees	10,090
Other operating expenses	299,938
	10,272,255
Net Income	3,403,478

MEMBERS' EQUITY

Beginning of year	15,509,593
Distributions to members	(1,300,000)
End of year	$ 17,613,071

See notes to financial statements

C&C Trading, LLC

Statement of Cash Flows

Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 3,403,478
Adjustments to reconcile net income to net cash from operating activities	
Depreciation	3,643
Changes in operating assets and liabilities	
Due from broker	(4,107,479)
Investments, trading	(443,454)
Other assets	527
Securities sold, not yet purchased	1,953,719
Guaranteed amounts payable to members	(7,071,102)
Accounts payable and accrued liabilities	12,720
Net Cash from Operating Activities	(6,247,948)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property and equipment	(34,704)

CASH FLOWS FROM FINANCING ACTIVITIES

Equity distributions	(1,300,000)
Net Change in Cash and Cash Equivalents	(7,582,652)

CASH AND CASH EQUIVALENTS

Beginning of year	9,090,925
End of year	$ 1,508,273

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	$ 543,536

See notes to financial statements

4

C&C Trading, LLC

Notes to Financial Statements

1. Business Operations

C&C Trading, LLC (the "Company"), a limited liability company, is a registered broker dealer and a member of the New York Mercantile COMEX Division. The Company is an Electronic Trading Permit (ETP) holder and an equity market maker on NYSE ARCA. The Company also conducts trading of securities and other derivatives in the United States and in Europe. The Company clears its proprietary transactions through broker-dealers on a fully disclosed basis.

2. Significant Accounting Policies

In July 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (the ASC) became the single source of generally accepted accounting principles (GAAP) in the United States. The ASC did not change GAAP, however, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. Application of the Codification did not have an effect on the Company's financial condition, results of operations or cash flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investment instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

Fair Value of Financial Instruments

Securities and commodity transactions are recorded on the trade date. Investments are valued at fair value based on market quotations.

2. **Significant Accounting Policies** *(continued)*

Investment Valuation

The Company follows Financial Accounting Standards Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. All investments held at December 31, 2009 amounting to $443,942 are Level 1 inputs.

Property and Equipment

Property and equipment acquisitions are stated at cost and are depreciated using the straight-line method over the useful lives of the assets.

Translation of Foreign Currencies

Gains and losses resulting from foreign currency transactions are included in net income.

Income Taxes

The Company is treated as a partnership for Federal and state income tax purposes and accordingly does not record a provision for income tax because the individual members report their share of the Company's income or loss on their tax returns.

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to December 31, 2006.

Guaranteed Payments

Guaranteed payments to members expensed in the current year are for services performed for the Company.

2. **Significant Accounting Policies** *(continued)*

    Securities Sold, not yet purchased

    The Company has sold securities that it does not own and will, therefore, be obligated to purchase such securities at a future date. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in amount, will be recognized upon the termination of a short sale. The Company has recorded this obligation in the financial statements at the year-end fair value of the securities. There is an element of market risk in that, if the securities sold short increase in value, it will be necessary to purchase the securities sold short at a cost in excess of the obligation reflected in the statement of assets and liabilities.

    Subsequent Events

    Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is February 22, 2010.

3. **Regulatory Requirements**

    The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $14,982,879 which was approximately $14,798,603 in excess of its minimum requirement of $184,276.

    The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

4. **Related Party Transactions**

    For the year ended December 31, 2009, administrative expenses charged by affiliated entities in which the Company or its members have a financial interest amounted to $179,134. In the opinion of management, operating expenses were charged at rates comparable to rates charged by non-affiliates.

C&C Trading, LLC

Notes to Financial Statements

5.   **Commitment**

The Company leases office space from its clearing company on a month to month basis. The fixed monthly rent is $11,533.

6.   **Concentration of Credit Risk**

Financial instruments that subject the Company to concentrations of credit risks consist of its investments, foreign currencies and options. The Company maintains its foreign currency accounts at three financial institutions and its investments with one brokerage firm. The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts used in trading activities. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements.

Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchanges rates.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to repurchase or sell the financial instrument underlying the contract at a loss.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

C&C Trading, LLC

Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

NET CAPITAL

Total ownership equity from statement of financial condition		$ 17,613,071
Deductions - Non-allowable assets		
Property and equipment, net	31,061	
Other assets	10,000	41,061
Net capital before haircuts on securities positions held at broker		17,572,010
Less: Haircuts on securities positions held at broker		2,589,131
Net Capital		14,982,879

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirements (greater of 6-2/3% of aggregate indebtedness or $100,000)		184,276
Excess net capital		$ 14,798,603

COMPUTATION OF AGGREGATE INDETEDNESS

Total aggregate indetedness liabilities		$ 2,764,137
Percent of aggregate indetedness to net capital		18%

There are no material differences between the above calculation and the
calculation included in the Company's unaudited FOCUS Report
as of December 31, 2009

9

C&C Trading, LLC

Schedule of Computation of Reserve Requirements
Under Exhibit A of Securities and Exchange Commission Rule 15c3-3

December 31, 2009

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule Relating to the Possession or Control Requirements
Under Securities and Exchange Commission Rule 15c3-3

December 31, 2009

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Report of Independent Registered Public Accounting Firm
Required By Sec Rule 17a-5

The Board of Directors and Members
C&C Trading, LLC

In planning and performing our audit of the financial statements of C&C Trading, LLC (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 22, 2010

O'Connor Davies Munns & Dobbins, llp

ACCOUNTANTS AND CONSULTANTS

To the Board of Directors and Members
C&C Trading, LLC
120 Broadway, 20th Floor
New York, New York 10271

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by C&C Trading, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Firstrade Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants (AICPA). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement journals, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

February 22, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 048631 ARCA DEC
> C & C TRADING LLC
> 120 BROADWAY 20TH FL
> NEW YORK NY 10271-0002

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment [Item 2e from page 2 (not less than $150 minimum)] $ _____ 15,685 _____

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (_____ 1,965 _____)

   _____ Date Paid _____

   C. Less prior overpayment applied   (_____ - 0 - _____)

   D. Assessment balance due or (overpayment)   _____ 13,720 _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____ - 0 - _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____ 13,720 _____

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ _____ 13,720 _____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the_____ day of_____, 20_____.

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 10,262,740

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not Included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining Item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

   Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   1,821,871

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.   1,861,273

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 305,292

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 72,201

   Enter the greater of line (i) or (ii)   305,292

   Total deductions   3,988,436

2d. SIPC Net Operating Revenues $ 6,274,304

2e. General Assessment @ .0025 $ 15,686

(to page 1 but not less than $150 minimum)

2

C&C Trading, LLC

Financial Statements

Pursuant to Rule 17A-5 of

the Securities and Exchange Commission

December 31, 2009